                                                                    Exhibit 99.1

   (1)  Represents exclusively shares held by a trust for the benefit of the
Reporting Person, which shares may be deemed to be beneficially owned by the
Reporting Person.

   (2) The amount reported includes an aggregate of 21,037,500 shares of common stock of Ryerson Holding Corporation (the "Issuer").  This consists of (i)
3,022,756.57 shares of common stock held by Platinum Equity Capital Partners,
L.P.; (ii) 564,690.79 shares of common stock held by Platinum Equity Capital
Partners-PF, L.P.; (iii) 830,427.65 shares of common stock held by Platinum
Equity Capital Partners-A, L.P.; (iv) 9,399,614.50 shares of common stock held by Platinum Equity Capital Partners II, L.P.; (v) 1,523,055.50 shares of common stock held by Platinum Equity Capital Partners-PF II, L.P.; (vi) 1,489,455
shares of common stock held by Platinum Equity Capital Partners-A II, L.P.; and
(vii) 4,207,500 shares of common stock held by Platinum Rhombus Principals, LLC.
Platinum Equity, LLC directly or indirectly owns of each of the Platinum entities listed above and Tom Gores is the Chairman and Chief Executive Officer
of Platinum Equity, LLC, which, through its affiliates, manages Platinum Equity,
LLC and its affiliated investment funds. Mr. Gores may be deemed to share voting and investment power with respect to all shares of common stock of the Issuer held beneficially by Platinum Equity, LLC through the above listed affiliated investment funds. Mr. Gores disclaims beneficial ownership of all shares of common stock of the Issuer that are held by each of the Platinum entities listed above with respect to which Mr. Gores does not have a pecuniary interest therein. This report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as
amended, or for any other purpose.